Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the consolidated financial statements of United Parcel Service, Inc. and subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting dated February 27, 2012 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding a change in certain of the Company’s methods of accounting for defined benefit pension and other postretirement benefit costs), appearing in the Annual Report on Form 10-K of United Parcel Service, Inc. for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP
Atlanta, GA
May 15, 2012